FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: June 7, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338             (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS PUBLISHES KEY FINDINGS ON THE ANTITUMOR MECHANISM OF ACTION FOR VIRULIZIN®

-Essential role of cytokine IL-12 in stimulation of NK cell-mediated antitumor activity-

TSX:       LOR

AMEX:   LRP

TORONTO, CANADA May 26, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, has published peer-reviewed results from the Company’s studies on the mechanism of Virulizin®-mediated anticancer activity.

The results currently appear online in the international journal Cancer Immunology, Immunotherapy in an article entitled, “Virulizin®, a novel immunotherapy agent, activates NK cells through induction of IL-12 expression in macrophages.”  The article will also be published in print in an upcoming issue of the Journal.

"The results of this study are an important addition to earlier findings that have examined the roles of NK cells, Macrophages, and most recently at the meeting of the American Society of Clinical Oncology, a presentation on the production of IL-17 in the Virulizin® pathway," said Dr. Jim Wright, CEO of Lorus Therapeutics.

Virulizin®, Lorus' lead anticancer drug candidate, is in a fully enrolled pivotal Phase III clinical trial for the treatment of pancreatic cancer.  Virulizin® has produced promising efficacy and safety data in several Phase I/II clinical trials in Canada and the USA.  The drug also has demonstrated excellent anticancer activity in a variety of preclinical human tumor models including pancreatic cancer, melanoma, breast cancer, ovarian cancer and prostate cancer.

(more)

Virulizin® stimulates the host’s intrinsic antitumor immunity and activates the innate immune system.  Previous studies have shown that Virulizin® induces the antitumor activity of macrophages, and that Natural Killer (NK) cells play a role in the antitumor efficacy of Virulizin®.

To further investigate the critical role of NK cells in the antitumor activity and interaction of macrophages and NK cells in the network of the immune system, Lorus conducted studies to verify the involvement of macrophages in Virulizin®-induced NK cell antitumor activity.

The study demonstrates that NK cells play a crucial role in the antitumor activity of Virulizin®, as NK cells isolated from Virulizin®-treated mice had increased cytotoxicity against NK-sensitive cells and human melanoma cells, but not against NK-insensitive cells.  Depletion of NK cells in CD-1 nude mice by an anti-NK specific antibody significantly compromised the antitumor activity of Virulizin®. NK cell-mediated antitumor activity appears to rely on the activation of macrophages by Virulizin®, further enhancing tumor killing effects.

It was found that IL-12, a key NK cell stimulatory factor, was involved in NK cell activation in vivo. IL-12 was significantly increased in macrophages isolated from Virulizin®-treated mice.    Levels of IL-12α and IL-12β mRNA were increased in both peritoneal macrophages and in tumor xenografts as a result of increased numbers of macrophages following Virulizin® treatment.  In addition, the level of IL-12β was also substantially elevated in the serum of mice treated with Virulizin®.

Furthermore, the cytotoxic activity of NK cells was abolished when macrophages were depleted, or when IL-12 was neutralized with an IL-12 specific antibody in mice, indicating the direct involvement of IL-12 from macrophages in the induction of NK cells by Virulizin®. The results indicate  that Virulizin® induces macrophage IL-12 production, which in turn induces NK cell-mediated antitumor activity.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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